Exhibit 12

MILLENNIUM CHEMICALS INC.

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Income (loss) before income taxes	$(31)	$(186)	$(344)	$(56)	$111
Fixed charges:
Interest expense, gross	106	98	90	85	80
Portion of rentals representative of interest	8	7	7	6	53

Total fixed charges	114	105	97	91	133

Earnings (losses)	$83	$(81)	$(247)	$(35)	$244
Ratio of earnings (losses) to fixed charges (a)	0.7	—	—	—	1.8

(a)	In 2004, 2003, 2002 and 2001, earnings were insufficient to cover fixed charges by $31 million, $186 million, $344 million and $126 million, respectively.